PROXY VOTING

At a Special Meeting of Shareholders
of the Fund, held at the offices of
GFS, 80 Arkay Drive, Suite 110,
Hauppauge, NY 11788, on Friday,
January 30, 2015, Fund shareholders
of record as of the close of business
on November 18, 2014 voted to
approve the following proposal:

      Proposal 1:  To approve a new
investment advisory agreement with Raylor
Investments, LLC.

Shares Voted In Favor:  1,161,734
Shares Voted Against:  	    4,973
Shares Abstained: 	      341